

October 22, 2010

By U.S. Mail and facsimile to 515-281-2460

Joseph L. Sullivan
President
CE Casecnan Water and Energy Company, Inc.
24th Floor, 6750 Building, Ayala Avenue
Makati, Metro Manila, Philippines

> **Re: CE Casecnan Water and Energy Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 1-12995**

Dear Mr. Sullivan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

3. Restricted Cash and Investments and Other Investments, page 23

1. Please tell us how you determined your 2009 impairment related to your auction rate securities is temporary. In this regard, please summarize for us the negative and positive evidence used to assert these securities were not other than temporarily impaired. Please be detailed in your response.

8. Employee Benefit Plans, page 24

2. Please revise future filings to include all the disclosures required by FASB ASC 715-20-50 related to your defined benefit pension plan, or advise us why such disclosures are considered unnecessary.

10. Fair Value Measurements, page 26

3. Please tell us and disclose the inputs used to determine the fair value of your auction rate securities. In this regard, we note you determine fair value based on internally developed discounted cash flow pricing models. Lastly, summarize for us how you concluded a 39% increase in fair value was reasonably supportable for the year ended December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief